Exhibit 99.2

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) of Barrick Gold Corporation (the Company) of our report dated February 12, 2014 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of the Company which appears in Exhibit 99.1 to the Company’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 14, 2014.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

February 14, 2014